Exhibit 99.1
Yingli Green Energy Reports Fourth Quarter and Full Year 2009 Results
Fourth Quarter PV Module Shipments Increased by 15.7% Quarter over Quarter
Fourth Quarter Gross Margin Increased to 29.6%
Full Year 2009 PV Module Shipments Reached 525.3 MW
Full Year 2009 PV Module Shipments and Gross Margin Exceeded High End of Guidance
BAODING, China, March 8, 2010 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers which holds the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2009.
Fourth Quarter 2009 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 2,530.9 million (US$370.8 million) and PV module shipment volume increased by 15.7% quarter over quarter, reaching a historical high.

•	Gross profit[1] was RMB 750.4 million (US$109.9 million) and gross margin was 29.6%.

•	Operating income was RMB 111.1 million (US$16.3 million) and operating margin was 4.4%.

•	Net loss[2] was RMB 44.8 million (US$6.6 million) and diluted loss per ordinary share and per American depositary share (“ADS”) was RMB 0.30 (US$0.04).

•	On an adjusted non-GAAP[3] basis, net income was RMB 137.5 million (US$20.2 million) and diluted earnings per ordinary share and per ADS was RMB 0.89 (US$0.13).
Full Year 2009 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 7,254.9 million (US$1,062.8 million) and PV module shipments increased by 86.6% year over year to 525.3 MW.

•	Gross profit[4] was RMB 1,714.4 million (US$251.2 million) and gross margin was 23.6%.

•	Net loss was RMB 459.2 million (US$67.3 million) and fully diluted loss per ordinary share and per ADS was RMB 3.31 (US$0.48).

•	On an adjusted non-GAAP basis, net income for the full year 2009 was RMB 364.5 million (US$53.4 million) and fully diluted earnings per ordinary share and per ADS was RMB 2.53 (US$0.37).
“I am very pleased to close 2009 with a strong fourth quarter,” said Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy, “Our PV module shipments for the fourth quarter increased by 15.7% over the previous quarter, and the fourth quarter gross margin continued to improve, reaching 29.6%, reflecting our continued efforts to balance profitability and market share expansion. Although 2009 was a challenging year for us and the solar industry as a whole, Yingli Green Energy was able to emerge stronger by increasing full year PV module shipments by 86.6% year over year to 525.3 MW. Two main factors

1	Our previously reported unaudited fourth quarter 2008 and third quarter 2009 financial results have been revised to reflect a reclassification of warranty and shipping cost of RMB 27.7 million in the fourth quarter 2008 and RMB 52.8 million in the third quarter 2009 from cost of revenues to selling expenses in order to better reflect the selling related nature of these expenses and to increase the comparability of information with our major competitors.

2	Upon adoption of Accounting Standard Codification (“ASC”) 810, formerly referred to as FASB Statement 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, effective January 1, 2009, net income (loss) has been adjusted to include net income (loss) attributable to non-controlling interests and Yingli Green Energy. For convenience purposes, all references to “net income (loss)” in this press release, unless otherwise specified, represent “net income (loss) attributable to Yingli Green Energy” for all periods presented.

3	All non-GAAP measures exclude share-based compensation, the non-cash interest expenses, the non-cash loss on debt extinguishment resulting from the early full repayment of the ADM Capital loan, the non-cash expense due to the changes in the fair value of the derivative liabilities, and the amortization and impairment of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

4	Our previously reported full year 2008 financial results have been revised to reflect a reclassification of warranty and shipping cost of RMB 137.6 million from cost of revenues to selling expenses in order to better reflect the selling related nature of these expenses and to increase the comparability of information with our major competitors.

contributed to our solid shipment growth. First, by satisfying vigorous demand for our highly bankable and cost-effective products, we have enhanced cooperation with our top existing customers. Second, we were able to attract an influx of orders from new customers with our strong brand, well established reputation and integrated service model.”
Mr. Miao continued, “Looking into 2010, in view of the shared anticipation of global industry growth and the robust flow of purchase orders and inquiries that we have already received, we are confident in our ability to achieve our full year PV module shipment guidance of 950 MW to 1 GW. This confidence is further supported by our planned capacity expansion. In spite of the expected cuts in feed-in tariff subsidies in Germany in the middle of the year, which may put pressure on the module price, we expect to experience a sustainable growth in the German market in 2010 by capitalizing on our solid position and extensive customer base in that market. In addition, we are expanding our footprint rapidly in the US, Spain, Italy, China and other emerging markets to further drive our growth. To back up our shipment target and goal of further market share expansion, we are actively implementing a 300 MW strategic capacity expansion plan of high efficiency mono-crystalline silicon-based, vertically integrated production lines at our Baoding headquarters. Combined with the existing 600 MW production capacity in Baoding and the 100 MW capacity under construction in Hainan Province, this new expansion project is expected to bring our total production capacity to 1 GW by the end of 2010. In this expansion project, we will adopt new technologies developed from our PANDA project, through which we have already developed next-generation PV cells with an average efficiency rate of 18% or higher on pilot production lines. We expect that the average efficiency rate of our next-generation PV cells will reach at least 18.5% on the commercial application lines by the end of this year. With this expansion in place, we will be better positioned than ever to solidify our leadership in the global PV market.”
Mr. Miao went on to say, “As a leading solar company, we are not only responsible for our customers but also for our community, environment, and the advancement of science and technology. Attesting to our core values of ‘responsibility, trust and innovation’ during fiscal year 2009, we became the first Chinese company to obtain the SA 8000 social accountability certification, to join PV CYCLE and to receive the TÜV Rheinland ‘Power Controlled’ certification. Furthermore, as announced earlier this year, we are proud to be supporting the construction of the State Key Laboratory of PV Technology at our manufacturing base in Baoding. The laboratory will serve as a platform to commercialize cutting-edge PV technologies at our fully vertically integrated production lines.”
“Throughout 2009, we focused on promoting our ‘Yingli Solar’ brand. To deepen our relationships with existing customers and reach out to more potential customers, we joined the privileged ranks of official sponsors of the 2010 FIFA World Cup in South Africa. By associating our brand with one of the world’s most popular sporting events, we look forward to better communicating our brand and demonstrating our commitment to making solar energy a clean, enduring and cost-effective energy solution for all humankind,” Mr. Miao concluded.
Fourth Quarter 2009 Financial Results
Total Net Revenues
 Total net revenues were RMB 2,530.9 million (US$370.8 million) in the fourth quarter of 2009, an increase of 13.7% from RMB 2,225.2 million in the third quarter of 2009 and an increase of 43.7% from RMB 1,761.2 million in the fourth quarter of 2008. The increase from the third quarter of 2009 was primarily due to a 15.7% increase in PV module shipment volume over the previous quarter, a result of the increasingly well-recognized ‘Yingli Solar’ brand, solid and diversified customer base, enhanced sales channels and stronger customer service offerings, as well as the recovery of the solar industry from the global economic recession.
Gross Profit and Gross Margin1
Gross profit in the fourth quarter of 2009 was RMB 750.4 million (US$109.9 million), an increase of 50.0% from RMB 500.3 million in the third quarter of 2009 and 187.9% from RMB 260.6 million in the fourth quarter of 2008. Gross margin was 29.6% in the fourth quarter of 2009, up from 22.5% in the third quarter of 2009 and 14.8% in the fourth quarter of 2008. The increase in gross margin was primarily due to the continuous decline in the blended cost of polysilicon, decreasing polysilicon usage per watt, continuous reduction in non-polysilicon cost, and the relatively flattish average selling price in the fourth quarter of 2009.
Operating Expenses
 Operating expenses in the fourth quarter of 2009 were RMB 639.3 million (US$93.7 million), compared to RMB 257.5 million in the third quarter of 2009 and RMB 162.8 million in the fourth quarter of 2008. The significant increase in operating expenses from previous quarters was primarily attributable to a non-cash impairment of intangible assets relating to long-term supply agreements of RMB 131.2 million (US$19.2 million) and a non-cash bad debt expense of RMB 184.3 million (US$27.0 million) related to settlements with two particular customers in the fourth quarter.
The impairment of intangible assets relating to long-term supply agreements arose from the purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. As a result of the continuous decrease in the price of polysilicon, the Company has recognized an impairment loss of RMB 131.2 million (US$19.2 million) to reflect the difference between the carrying amount and the fair value of the intangible assets. The impairment of intangible assets and the bad debt expense were non-cash charges and had no impact on the Company’s cash flow.
After excluding the two non-cash charges, operating expenses in the fourth quarter of 2009 were RMB 323.8 million (US$47.4 million), compared to RMB 257.5 million in the third quarter of 2009 and RMB 162.8 million in the fourth quarter of 2008. Operating expenses as a percentage of total net revenues was 12.8% in the fourth quarter of 2009, compared to 11.6% in the previous quarter.
Operating Income and Margin
 Operating income in the fourth quarter of 2009 was RMB 111.1 million (US$16.3 million), compared to RMB 242.8 million in the third quarter of 2009 and RMB 97.8 million in the fourth quarter of 2008.
Operating margin was 4.4% in the fourth quarter of 2009, compared to 10.9% in the third quarter of 2009 and 5.6% in the fourth quarter of 2008.
Interest Expense
 Interest expense was RMB 80.8 million (US$11.8 million) in the fourth quarter of 2009, compared to RMB 100.6 million in the third quarter of 2009 and RMB 51.7 million5 in the fourth quarter of 2008.
After excluding non-cash interest expenses, interest expense was RMB 58.7 million (US$8.6 million) in the fourth quarter of 2009, compared to RMB 68.2 million in the third quarter of 2009 and RMB 48.5 million in the fourth quarter of 2008. The weighted average interest rate for the borrowings in the fourth quarter of 2009 was 6.27%, a decrease from 6.66% in the third quarter of 2009, both measured on a basis excluding non-cash interest expenses. The decrease in weighted average interest rate was a result of the Company’s efforts to reduce funding costs.
Foreign Currency Exchange Loss (Gain)
 Foreign currency exchange loss was RMB 48.5 million (US$7.1 million) in the fourth quarter of 2009, compared to a foreign currency exchange gain of RMB 71.8 million in the third quarter of 2009 and a foreign currency exchange gain of RMB 68.7 million in the fourth quarter of 2008. The foreign currency exchange loss in the fourth quarter of 2009 was primarily due to the depreciation of the Euro against the Renminbi.
Income Tax Benefit (Expense)

5	The Company’s previously reported unaudited fourth quarter 2008 financial results have been revised to reflect an increase in interest expense from RMB 48.5 million to RMB 51.7 million in the fourth quarter of 2008 due to the adoption and retroactive application of ASC 470-20, formerly referred to as Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

Income tax benefit was RMB 1.1 million (US$0.2 million) in the fourth quarter of 2009, compared to an income tax expense of RMB 31.0 million in the third quarter of 2009 and an income tax benefit of RMB 3.1 million in the fourth quarter of 2008. The income tax benefit in the fourth quarter of 2009 was primarily due to the write-off of defer tax liability as a result of intangible assets impairment, netted off by the income tax expense incurred by Tianwei Yingli and Yingli Energy (China) Company Limited (“Yingli China”), a wholly-owned subsidiary of the Company. Under the PRC Enterprise Income Tax Law and the various implementation rules, Tianwei Yingli was subject to an enterprise income tax rate of 0% in 2008 and 12.5% in 2009, and Yingli China was subject to an enterprise income tax rate of 15% in both 2008 and 2009.
Net Loss (Income)
 As a result of the factors discussed above, net loss was RMB44.8 million (US$6.6 million) in the fourth quarter of 2009, compared to net income of RMB 120.8 million in the third quarter of 2009 and RMB 82.0 million6 in the fourth quarter of 2008. Diluted loss per ordinary share and per ADS was RMB 0.30 (US$0.04) in the fourth quarter of 2009, compared to diluted earnings per ordinary share and per ADS of RMB 0.79 in the third quarter of 2009 and RMB 0.64 in the fourth quarter of 2008.
On an adjusted non-GAAP basis, net income was RMB 137.5 million (US$20.2 million) in the fourth quarter of 2009, compared to RMB 184.2 million in the third quarter of 2009 and RMB 111.4 million in the fourth quarter of 2008. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 0.89 (US$0.13) in the fourth quarter of 2009, compared to RMB 1.20 in the third quarter of 2009 and RMB 0.86 in the fourth quarter of 2008.
Balance Sheet Analysis
 As of December 31, 2009, Yingli Green Energy had RMB 3,631.1 million (US$532.0 million) in cash and restricted cash, compared to RMB 2,657.6 million as of September 30, 2009. The increase in cash was primarily a result of positive operating cash flow resulting from the improved collection of accounts receivables.
Working capital was RMB 1,114.9 million (US$163.3 million) as of December 31, 2009, compared to 3,045.3 million as of September 30, 2009. The decrease in working capital was primarily a result of the reclassification of the Company’s convertible senior notes of RMB 1,291.8 million (US$189.3 million) due in December 2010.
As of the date of this press release, the Company had approximately RMB 9,962 million in authorized lines of credit, of which RMB 5,799 million had been utilized.
Full Year 2009 Results
Total Net Revenues
 Total net revenues for the full year 2009 were RMB 7,254.9 million (US$1,062.8 million), compared to RMB 7,553.0 million for the full year 2008. PV module shipment volume for the full year 2009 was 525.3 MW, an increase of 86.6% from 281.5 MW for the full year 2008. The increase in total shipments was primarily due to the Company’s increasingly well-recognized brand, solid and diversified customer base, enhanced sales channels and stronger customer service offerings, and was supported by the completion of an additional 200 MW of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in July 2009. The decrease in net revenues despite the 86.6% shipment increase was primarily due to a significant reduction in the average selling price for PV modules, which was caused by the rationalization of profitability across each stage along the solar value chain catalyzed by the recent global financial crisis and the depreciation of the Euro against the Renminbi.
Gross Profit and Margin4

6	The Company’s previously reported unaudited fourth quarter 2008 financial results have been revised to reflect a decrease in net income from RMB 85.2 million to RMB 82.0 million in the fourth quarter of 2008 due to the adoption and retroactive application of ASC 470-20, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

Gross profit for the full year 2009 was RMB 1,714.4 million (US$251.2 million), compared to RMB 1,767.2 million for 2008. Gross margin was 23.6% for the full year 2009, compared to 23.4% in 2008. The slight increase in gross margin for the full year 2009 was primarily a result of our continuous efforts in reducing blended cost of polysilicon and non-polysilicon processing cost, despite of the sharp decrease in the average selling price for PV modules.
Operating Expenses
 Operating expenses for the full year 2009 were RMB 1,233.3 million (US$180.7 million), compared to RMB 613.9 million in 2008.
After excluding the two non-cash charges with a total amount of RMB 315.5 million (US$46.2 million) in the fourth quarter, operating expenses were RMB 917.8 million (US$134.5 million) for the full year of 2009, compared to RMB 613.9 million in 2008. Operating expenses as a percentage of net revenues was 12.7% in the full year 2009, compared to 8.1% in 2008. The increase in operating expenses was primarily attributable to the Company’s expanded scale of operations, increased marketing and promotional activities in both existing and emerging solar markets, and increased research and development expenses in connection with the launch of a series of new initiatives, including Project PANDA.
Interest Expense
 Interest expense for the full year 2009 was RMB 376.3 million (US$55.1 million), compared to RMB 162.1 million in 2008. The interest expense for the full year 2009 included non-cash interest expenses of RMB 98.1 million (US$14.4 million), compared to RMB 10.4 million in 2008. Such non-cash interest expenses were related to the derivative liabilities bifurcated from the Company’s convertible notes issued in January 2009, the beneficial conversion feature of the convertible notes issued in July 2009, the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and the equity component bifurcated from the Company’s convertible notes issued in December 2007.
After excluding the non-cash interest expenses, interest expense was RMB 278.3 million (US$40.8 million), compared to RMB 151.8 million in 2008. The increase in interest expense was consistent with the increase in short-term borrowings from RMB 2,044.2 million as of December 31, 2008 to RMB 3,501.0 million (US$512.9 million) as of December 31, 2009 and the increase in long-term bank borrowings from RMB 663.0 million as of December 31, 2008 to RMB 752.8 million (US$110.3 million) as of December 31, 2009. The weighted average interest rate for these borrowings in 2009 was 7.07%, which slightly increased from 6.93% in 2008.
Foreign Currency Exchange Gain (Loss)
 Foreign currency exchange gain was RMB 38.4 million (US$5.6 million) for the full year 2009, compared to a foreign currency exchange loss of RMB 66.3 million for the full year 2008. The foreign currency exchange gain for the full year 2009 was primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009.
Loss on Debt Extinguishment
 Loss on debt extinguishment of RMB 244.7 million (US$35.8 million) was a one-time, non-cash charge recognized in the second quarter of 2009, which was a result of the early full repayment of the US$50 million three-year loan facility provided by ADM Capital in January 2009. The loss represents the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment which had no impact on the Company’s cash flow.
Loss on Derivative Liabilities
 Loss on derivative liabilities of RMB 231.3 million (US$33.9 million) was primarily due to changes in the fair value of the derivative liabilities relating to the embedded conversion feature of the US$20 million convertible notes issued to Trustbridge Partners II, L.P. in January 2009 and warrants issued to ADM Capital in connection with the US$50 million loan facility. The loss on derivative liabilities was a one-time, non-cash charge which had no impact on the Company’s cash flow.

Income Tax Expense (Benefit)
 Income tax expense was RMB 32.9 million (US$4.8 million) for the full year 2009, compared to an income tax benefit of RMB 5.6 million for the full year 2008. The income tax expense for 2009 was primarily attributable to the net operating income generated by Tianwei Yingli and Yingli China, netted off by the write-off of defer tax liability as a result of intangible assets impairment, while the income tax benefit in 2008 was mainly due to an increase in defer tax assets related to accrued warranty.
Net Loss (Income)
Net loss was RMB 459.2 million (US$67.3 million) and fully diluted loss per ordinary share and per ADS was RMB 3.31 (US$0.48) for the full year 2009.
On an adjusted non-GAAP basis, net income was RMB 364.5 million (US$53.4 million) for the full year 2009. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS was RMB 2.53 (US$0.37) for the full year 2009.
Business Outlook for Full Year 2010
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipment target to be in the estimated range of 950 MW to 1 GW for fiscal year 2010, which represents an increase of 80.8% to 90.4% compared to fiscal year 2009.
In addition, after taking into consideration the Company’s estimated blended cost of polysilicon in 2010, the expected average selling price of PV modules and forecasted exchange rates of the Euro and U.S. Dollar against the Renminbi, the Company currently expects that its gross margin target for fiscal year 2010 to be in the estimated range of 27% to 29%.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, the non-cash interest expense, the non-cash loss on debt extinguishment resulting from the early full repayment of ADM Capital loan, the non-cash expense due to the changes in the fair value of the derivative liabilities, and the amortization and impairment of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8259 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on March 8, 2010 at 8:00 AM Eastern Standard Time (EST), which corresponds to the same day at 9:00 PM Beijing/Hong Kong time.
     The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1-866-356-4281

•	International dial-in number: +1-617-597-5395

•	Passcode: 50414803#
A live and archived webcast of the conference call will be available on the Investor Relations section of Yingli Green Energy’s website at http://www.yinglisolar.com for three months.
     A replay of the conference call will be available until March 22, 2010 by dialing:
•	U.S. Toll Free Number: + 1-888-286-8010

•	International dial-in number: + 1-617-801-6888

•	Passcode: 90317348#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which holds the brand Yingli Solar, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. As of today, Yingli Green Energy maintains a balanced production capacity of over 600 MW per year. Two capacity expansion projects of 300 MW and 100 MW are under construction in Baoding and Hainan, respectively, and are expected to bring Yingli Green Energy’s total capacity to 1 GW by the end of 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 6,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:

In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December
	31, 2008
	(As adjusted)[2,5]	As of December 31, 2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,218,148	3,463,278	507,373
Accounts receivable, net	1,464,973	1,958,613	286,940
Inventories	2,040,731	1,665,021	243,927
Prepayments to suppliers	774,014	360,846	52,864
Prepaid expenses and other current assets	563,267	606,481	88,850

Total current assets	6,061,133	8,054,239	1,179,954

Prepayments to supplier	674,164	678,311	99,373
Property, plant and equipment, net	3,385,682	6,573,851	963,075
Land use rights	63,022	354,560	51,943
Goodwill and intangible assets, net	666,429	481,492	70,539
Investment in and advances to affiliates, including an acquisition deposit	192,537	20,674	3,028
Long-term restricted cash	—	167,774	24,579
Other assets	24,829	23,968	3,511

Total assets	11,067,796	16,354,869	2,396,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	2,044,200	3,501,027	512,903
Convertible senior notes	—	1,291,843	189,256
Accounts payable	628,903	1,852,216	271,351
Other current liabilities and accrued expenses	84,563	232,610	34,078
Advances from customers	51,933	30,554	4,476
Dividend payable	10,956	10,956	1,605
Other amounts due to related parties	8,864	20,182	2,957

Total current liabilities	2,829,419	6,939,388	1,016,626

Convertible senior notes	1,214,814	—	—
Senior secured convertible notes	—	100,139	14,670
Long-term bank borrowings, excluding current portion	662,956	752,809	110,287
Accrued warranty cost, excluding current portion	114,691	174,444	25,556
Other liabilities	73,646	104,466	15,305

Total liabilities	4,895,526	8,071,246	1,182,444

Shareholders’ equity:
Ordinary shares	9,922	11,363	1,665
Additional paid-in capital	3,724,358	6,169,475	903,833
Accumulated other comprehensive income	31,206	12,784	1,873
Retained earnings	1,011,633	552,392	80,926

Total Yingli Green Energy shareholders’ equity	4,777,119	6,746,014	988,297

Noncontrolling interests	1,395,151	1,537,609	225,261

Total shareholders’ equity	6,172,270	8,283,623	1,213,558

Total liabilities and shareholders’ equity	11,067,796	16,354,869	2,396,002

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	December 31, 2008
	(As adjusted)[1,2,5]	September 30, 2009	December 31, 2009
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,716,180	2,210,404	2,489,313	364,686
Sales of PV systems	19,940	1,303	16,077	2,355
Other revenues	25,079	13,499	25,471	3,732

Total net revenues	1,761,199	2,225,206	2,530,861	370,773
Cost of revenues[1]:
Cost of PV modules sales	(1,475,604)	(1,712,539)	(1,745,031)	(255,648)
Cost of PV systems sales	(14,145)	(946)	(12,263)	(1,796)
Cost of other revenues	(10,853)	(11,390)	(23,191)	(3,398)

Total cost of revenues	(1,500,602)	(1,724,875)	(1,780,485)	(260,842)

Gross profit	260,597	500,331	750,376	109,931
Selling expenses[1]	(63,177)	(100,742)	(138,903)	(20,350)
General and administrative expenses	(76,381)	(101,903)	(311,650)	(45,657)
Research and development expenses	(23,243)	(54,880)	(57,567)	(8,434)
Impairment of intangible assets	—	—	(131,177)	(19,217)

Total operating expenses	(162,801)	(257,525)	(639,297)	(93,658)

Income from operations	97,796	242,806	111,079	16,273
Other income (expense):
Interest expense	(51,658)	(100,565)	(80,843)	(11,844)
Interest income	3,747	1,303	2,836	415
Foreign currency exchange gain (loss)	68,664	71,788	(48,474)	(7,100)
Other income (expense)	414	3,113	(3,321)	(487)

Earnings before income taxes	118,963	218,445	(18,723)	(2,743)
Income tax benefit (expense)	3,051	(31,031)	1,123	165

Net income	122,014	187,414	(17,600)	(2,578)
Less: Earnings attributable to the noncontrolling interests	(39,976)	(66,568)	(27,241)	(3,991)

Net income (loss) attributable to Yingli Green Energy	82,038	120,846	(44,841)	(6,569)

Weighted average shares and ADSs outstanding
Basic	127,447,821	148,379,700	148,416,746	148,416,746
Diluted	128,119,081	153,660,518	148,416,746	148,416,746

Earnings (loss) per share and per ADS
Basic	0.64	0.81	(0.30)	(0.04)
Diluted	0.64	0.79	(0.30)	(0.04)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	December 31, 2008	September 30, 2009	December 31, 2009
	RMB	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	111,385	184,241	137,539	20,150
Share-based compensation attributable to Yingli Green Energy	(12,880)	(15,990)	(16,242)	(2,380)
Amortization of intangible assets attributable to Yingli Green Energy	(13,286)	(15,058)	(12,846)	(1,882)
Impairment of intangible assets attributable to Yingli Green Energy	—	—	(131,177)	(19,217)
No-cash interest expenses attributable to Yingli Green Energy	(3,181)	(32,347)	(22,115)	(3,240)

Net income (loss) attributable to Yingli Green Energy	82,038	120,846	(44,841)	(6,569)

Non-GAAP diluted earnings per share and per ADS	0.86	1.20	0.89	0.13
Diluted earnings (loss) per share and per ADS	0.64	0.79	(0.30)	(0.04)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Year ended
	December 31, 2008
	(As adjusted)	December 31, 2009
	RMB	RMB	US$
Net revenues:
Sales of PV modules	7,445,790	7,158,441	1,048,717
Sales of PV systems	27,584	50,197	7,354
Other revenues	79,641	46,231	6,773

Total net revenues	7,553,015	7,254,869	1,062,844
Cost of revenues[4]:
Cost of PV modules sales	(5,713,605)	(5,458,284)	(799,643)
Cost of PV systems sales	(19,241)	(39,851)	(5,838)
Cost of other revenues	(52,953)	(42,361)	(6,206)

Total cost of revenues	(5,785,799)	(5,540,496)	(811,687)

Gross profit	1,767,216	1,714,373	251,157
Selling expenses[4]	(294,895)	(347,545)	(50,916)
General and administrative expenses	(261,772)	(570,256)	(83,543)
Research and development expenses	(57,249)	(184,332)	(27,005)
Impairment of intangible assets	—	(131,177)	(19,217)

Total operating expenses	(613,916)	(1,233,310)	(180,681)

Income from operations	1,153,300	481,063	70,476
Other income (expense):
Interest expense	(162,132)	(376,336)	(55,133)
Interest income	12,741	6,321	926
Foreign currency exchange gain (loss)	(66,286)	38,389	5,624
Loss on debt extinguishment	—	(231,345)	(33,892)
Loss on derivative liabilities	—	(244,744)	(35,855)
Other income (expense)	3,916	4,604	673

Earnings (loss) before income taxes	941,539	(322,048)	(47,181)
Income tax benefit (expense)	5,587	(32,918)	(4,822)

Net income (loss)	947,126	(354,966)	(52,003)
Less: Earnings attributable to the noncontrolling interests	(293,300)	(104,274)	(15,276)

Net income (loss) attributable to Yingli Green Energy	653,826	(459,240)	(67,279)

Weighted average shares and ADSs outstanding
Basic	127,419,040	138,759,177	138,759,177
Diluted	129,494,385	138,759,177	138,759,177

Earnings (loss) per share and per ADS
Basic	5.13	(3.31)	(0.48)
Diluted	5.05	(3.31)	(0.48)

Reconciliation of Non-GAAP measures to GAAP measures

	Year ended
	December 31, 2008	December 31, 2009
	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	764,835	364,458	53,393
Share-based compensation attributable to Yingli Green Energy	(43,971)	(62,306)	(9,128)
Amortization of intangible assets attributable to Yingli Green Energy	(56,688)	(56,066)	(8,214)
Loss on derivative liabilities attributable to Yingli Green Energy	—	(231,345)	(33,892)
Loss on debt extinguishment attributable to Yingli Green Energy	—	(244,744)	(35,855)
Impairment of intangible assets attributable to Yingli Green Energy	—	(131,177)	(19,217)
Non-cash interest expenses attributable to Yingli Green Energy	(10,350)	(98,060)	(14,366)

Net income (loss) attributable to Yingli Green Energy	653,826	(459,240)	(67,279)

Non-GAAP diluted earnings per share and per ADS	5.91	2.53	0.37
Diluted earnings (loss) per share and per ADS	5.05	(3.31)	(0.48)